FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2025

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
US FDA Approves Tezspire in CRSwNP

20 October 2025

Tezspire approved in the US for chronic rhinosinusitis with nasal polyps

Approval broadens indication for Tezspire to a second disease characterised by epithelial-driven inflammation

AstraZeneca and Amgen's Tezspire (tezepelumab) has been approved in the US for the add-on maintenance treatment of adult and paediatric patients aged 12 years and older with inadequately controlled chronic rhinosinusitis with nasal polyps (CRSwNP), a complex epithelial-driven inflammatory condition. Tezspire is the first and only biologic that targets thymic stromal lymphopoietin (TSLP) to be approved for CRSwNP.

The approval by the US Food and Drug Administration (FDA) was based on efficacy and safety data from the WAYPOINT Phase III trial, which were presented at the 2025 American Academy of Allergy Asthma & Immunology (AAAAI)/World Allergy Organization (WAO) Joint Congress and simultaneously published in The New England Journal of Medicine.1,2 In the trial, Tezspire demonstrated a statistically significant and clinically meaningful reduction in nasal polyp severity, and showed near-elimination of the need for surgery and significant reduction in systemic corticosteroid use vs. placebo.1,2

Dr. Joseph Han, Vice Chair of Department of Otolaryngology - Head and Neck Surgery, Old Dominion University, US, and co-primary investigator in the WAYPOINT trial, said: "Over 320 million lives globally are disrupted by chronic rhinosinusitis with nasal polyps. The FDA approval of Tezspire brings forward a new treatment option that has demonstrated rapid and sustained symptom improvement, nearly eliminating the need for future surgeries and significantly reducing systemic steroid use. By targeting TSLP at the top of the inflammatory cascade, Tezspire offers a novel option for patients who continue to endure the disruption of this disease despite available treatments."

Kenneth Mendez, President and CEO of the Asthma and Allergy Foundation of America (AAFA), said: "Chronic rhinosinusitis with nasal polyps is a persistent and often-overlooked disease that can significantly impact daily life, robbing patients of their ability to breathe without congestion and full sense of smell. This approval introduces an innovative treatment option for patients with the potential to help address the ongoing cycle of debilitating symptoms, surgeries and systemic steroid use."

Ruud Dobber, Executive Vice President, BioPharmaceuticals Business Unit, AstraZeneca said: "Today's approval of Tezspire in chronic rhinosinusitis with nasal polyps expands the reach of this innovative treatment option to patients living with an epithelial-driven inflammatory disease beyond severe asthma. Building on the widespread, established use of Tezspire in severe asthma, this exciting milestone now reinforces its unique mechanism of action across both the upper and lower airways andreflects our commitment to transforming care for patients who face the daily burden of chronic respiratory and immune-mediated diseases."

CRSwNP affects up to approximately 320 million people worldwide and is a complex epithelial-driven inflammatory condition characterised by persistent inflammation and benign polyp growths within the nasal cavity. People living with CRSwNP commonly experience airflow obstruction and symptoms including congestion and an impaired sense of smell.3-7 For many patients, current therapies such as systemic and intranasal corticosteroids and repeated sinus surgeries do not offer lasting relief.4

The safety profile and tolerability of Tezspire in the WAYPOINT trial was generally consistent with the known profile of the medicine.1 The most frequently reported adverse events in the trial were COVID-19, nasopharyngitis and upper respiratory tract infection.1

The Committee for Medicinal Products for Human Use (CHMP) recently adopted a positive opinion for the approval of Tezspire in the EU for treatment of CRSwNP.8 Regulatory applications are currently under review in the EU, China, Japan and several other countries.

Tezspire is currently approved for the treatment of severe asthma in the US, EU, Japan and more than 60 countries across the globe.9-11

Notes

Chronic Rhinosinusitis with Nasal Polyps (CRSwNP (nasal polyps))
CRSwNP is a complex inflammatory disorder, characterised by persistent inflammation of the nasal mucosa accompanied by benign growths, called nasal polyps.3,4  Nasal polyps can block nasal passages and lead to breathing problems, difficulty in sense of smell, nasal discharge, facial pain, sleep disturbance and other adverse effects on quality of life. 5-7

Epithelial dysfunction and inflammation are important characteristics of chronic rhinosinusitis and impede the ability of the epithelium to act as a physical and immunological barrier against the external environment.12,13 Thymic stromal lymphopoietin (TSLP) is an epithelial cytokine that has been implicated in shared pathophysiological processes underlying severe asthma and CRSwNP.12,13

Current treatments for CRSwNP include intranasal and/or systemic corticosteroids, surgery and biologics.4,7,14-19

Phase III WAYPOINT trial
WAYPOINT was a double-blind, multi-centre, randomised, placebo-controlled, parallel group trial designed to evaluate the efficacy and safety of tezepelumab in adults with uncontrolled CRSwNP.1,2,20 Participants received tezepelumab or placebo, administered via subcutaneous injection. The trial also included a post-treatment follow-up period of 12-24 weeks for participants who completed the 52-week treatment period.1,20

The co-primary endpoints of the trial were change from baseline in total nasal polyp size, measured by the endoscopic total Nasal Polyp Score, and change from baseline in bi-weekly mean nasal congestion, measured by the participant reported Nasal Congestion Score evaluated as part of the daily Nasal Polyposis Symptom Diary.1,20 Key secondary endpoints included loss of smell; improvement in disease specific health-related quality of life as measured by SinoNasal Outcome Test (SNOT-22) score; Lund-Mackay score; time to surgery decision and/or systemic corticosteroids for nasal polyposis; time to nasal polyposis surgery decision; time to systemic corticosteroids for nasal polyposis; Nasal Polyposis Symptom Diary total symptom score and, in the population with co-morbid asthma, pre-bronchodilator FEV1 at Week 52.1,20

Tezepelumab
Tezepelumab is being developed by AstraZeneca in collaboration with Amgen as a first-in-class human monoclonal antibody that inhibits the action of thymic stromal lymphopoietin (TSLP), a key epithelial cytokine that sits at the top of multiple inflammatory cascades and is critical in the initiation and persistence of allergic, eosinophilic and other types of epithelial inflammation associated with severe asthma, CRSwNP and other inflammatory diseases.12,13

TSLP is released by the epithelium in response to environmental triggers (including allergens, viruses and other airborne particles) associated with asthma, CRSwNP, chronic obstructive pulmonary disease (COPD), eosinophilic esophagitis (EoE) and other diseases.13,21 Across these disease states, the expression of TSLP is increased and correlates with disease severity.7,11

Tezspire is approved as a single-use pre-filled syringe and auto-injector for self-administration in the US and EU.9-11 Since 2021, over 100,000 patients have been treated with Tezspire for severe asthma.22

Beyond CRSwNP, Tezspire is also being explored in Phase III trials in COPD and EoE.23,24 In October 2021, Tezspire was granted Orphan Drug Designation by the U.S. Food and Drug Administration (FDA) for the treatment of EoE.25

Amgen Collaboration
The 2012 Collaboration Agreement between Amgen and AstraZeneca has been amended and updated over time. For Tezspire, both companies continue to share costs and profits equally after payment by AstraZeneca of a mid single-digit inventor royalty to Amgen. AstraZeneca continues to lead development and Amgen continues to lead manufacturing. All aspects of the collaboration are under the oversight of joint governing bodies. Under the agreement, Amgen and AstraZeneca jointly commercialise Tezspire in the US. Amgen records product sales in the US, with AZ recording its share of US profits as Collaboration Revenue. Outside of the US, AstraZeneca records product sales, with Amgen recording profit share as Other/Collaboration revenue.

AstraZeneca in Respiratory & Immunology
Respiratory & Immunology, part of AstraZeneca BioPharmaceuticals is a key disease area and growth driver to the Company.

AstraZeneca is an established leader in respiratory care with a 50-year heritage and a growing portfolio of medicines in immune-mediated diseases. The Company is committed to addressing the vast unmet needs of these chronic, often debilitating, diseases with a pipeline and portfolio of inhaled medicines, biologics and new modalities aimed at previously unreachable biologic targets. Our ambition is to deliver life-changing medicines that help eliminate COPD as a leading cause of death, eliminate asthma attacks and achieve clinical remission in immune-mediated diseases.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca's innovative medicines are sold in more than 125 countries and used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Social Media @AstraZeneca.

Contacts
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References
1.   Lipworth BJ, Han JK, et al. Tezepelumab in adults with severe chronic rhinosinusitis with nasal polyps. N Engl J Med. 2025;392(12):1178-1188. DOI: 10.1056/NEJMoa2414482.
2.   Lipworth BJ, Han JK, et al. Efficacy and safety of tezepelumab in adults with severe chronic rhinosinusitis with nasal polyps: results from the Phase 3 WAYPOINT Study. [Late breaking oral presentation]. Presented at the American Academy of Allergy, Asthma & Immunology/World Allergy Organization Joint Congress 2025 (28 February - 03 March).
3.   Bachert C, et al. Phenotypes and Emerging Endotypes of Chronic Rhinosinusitis. J Allergy Clin Immunol Pract. 2016;4(4):621-628.
4.   Del Toro E, Portela J. Nasal Polyps. [Updated 2023 Jul 31]. In: StatPearls [Internet]. Treasure Island (FL): StatPearls Publishing; 2024 Jan. Available at: https://www.ncbi.nlm.nih.gov/books/NBK560746/. Accessed October 2025.
5.   Stevens WW, et al. Chronic Rhinosinusitis with Nasal Polyps. J Allergy Clin Immunol Pract. 2016; 4(4):565-572.
6.   Abdalla S, et al. Prevalence of sinonasal outcome test (SNOT-22) symptoms in patients undergoing surgery for chronic rhinosinusitis in the England and Wales National prospective audit. Clin Otolaryngol. 2012;37(4):276-282.
7.   Chen S, et al. Systematic literature review of the epidemiology and clinical burden of chronic rhinosinusitis with nasal polyposis. Curr Med Res Opin. 2020;36(11):1897-1911.
8.   AstraZeneca news release. Tezspire recommended for approval in the EU by CHMP for chronic rhinosinusitis with nasal polyps. Available at: https://www.astrazeneca.com/media-centre/press-releases/2025/tezspire-recommended-for-approval-in-eu-for-crswnp.html. Accessed October 2025.
9.   TEZSPIRE (tezepelumab) US prescribing information. Available at: https://www.accessdata.fda.gov/drugsatfda_docs/label/2023/761224s003lbl.pdf. Accessed October 2025.
10.  TEZSPIRE (tezepelumab) Summary of Product Characteristics. Available at: https://www.ema.europa.eu/en/documents/product-information/tezspire-epar-product-information_en.pdf. Accessed October 2025.
11.  AstraZeneca news release. TEZSPIRE approved in Japan for the treatment of severe asthma. Available at: https://www.astrazeneca.com/media-centre/press-releases/2022/tezspire-approved-in-japan-for-severe-asthma.html. Accessed October 2025.
12.  Corren J, et al. Tezepelumab in adults with uncontrolled asthma. N Engl J Med. 2017;377:936-946.
13.  Varricchi G, et al. Thymic Stromal Lymphopoietin Isoforms, Inflammatory Disorders, and Cancer. Front Immunol. 2018;9:1595.
14.  Xolair (omalizumab) Summary of Product Characteristics; Available at: https://www.ema.europa.eu/en/documents/product-information/xolair-epar-product-information_en.pdf. Accessed October 2025.
15.  Xolair (omalizumab) US prescribing information; Available at: https://www.gene.com/download/pdf/xolair_prescribing.pdf. Accessed: October 2025.
16.  Nucala (mepolizumab) Summary of Product Characteristics. Available at: https://www.ema.europa.eu/en/documents/product-information/nucala-epar-product-information_en.pdf. Accessed October 2025.
17.  Nucala (mepolizumab) US prescribing information; Available at: https://www.accessdata.fda.gov/drugsatfda_docs/label/2021/761122s006,125526s018lbl.pdf. Accessed October 2025.
18.  Dupixent (dupilumab) Summary of Product Characteristics. Available at: https://www.ema.europa.eu/en/documents/product-information/dupixent-epar-product-information_en.pdf. Accessed October 2025.
19.  Dupixent (dupilumab) US prescribing information; Available at: https://www.regeneron.com/downloads/dupixent_fpi.pdf. Accessed October 2025.
20.  Clinicaltrials.gov. Efficacy and Safety of Tezepelumab in Participants With Severe Chronic Rhinosinusitis With Nasal Polyposis (WAYPOINT). Available at: https://clinicaltrials.gov/ct2/show/NCT04851964. Accessed October 2025.
21.  Zhang M, et al. Hypoxia induces the production of epithelial-derived cytokines in eosinophilic chronic rhinosinusitis with nasal polyps. Int Immunopharmacol. 2023;121:110559.
22.  AstraZeneca Data on file. 2025. REF-278452.
23.  Clinicaltrials.gov. Tezepelumab COPD Exacerbation Study (COURSE) [Online]. Available at: https://clinicaltrials.gov/ct2/show/NCT04039113. Accessed October 2025.
24.  Clinicaltrials.gov. Efficacy and Safety of Tezepelumab in Patients with Eosinophilic Esophagitis (CROSSING). Available at: https://clinicaltrials.gov/study/NCT05583227. Accessed October 2025.
25. AstraZeneca news release. Tezepelumab granted Orphan Drug Designation in the US for eosinophilic esophagitis. Available at: https://www.astrazeneca.com/media-centre/press-releases/2021/tezepelumab-granted-orphan-drug-designation-in-the-us-for-eosinophilic-esophagitis.html. Accessed October 2025.

Matthew Bowden
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 20 October 2025

By: /s/ Matthew Bowden
Name: Matthew Bowden
Title: Company Secretary